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                             July 27, 2020

       John W. Smither
       Chief Financial Officer
       Arcutis Biotherapeutics, Inc.
       2945 Townsgate Road, Suite 110
       Westlake Village, California 91361

                                                        Re: Arcutis
Biotherapeutics, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 21,
2020
                                                            CIK No. 0001787306

       Dear Mr. Smither:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Brian J. Cuneo, Esq.